Room 4561

September 17, 2007

Mr. Hannu Ryőppőnen
Chief Financial Officer
Stora Enso Corporation
9 South Street
London, W1K 2XA
Great Britain

> **Re:** **Stora Enso Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 001-15112**

Dear Mr. Ryőppőnen:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Mark Kronforst
Accounting Branch Chief